October 19, 2017

VIA EDGAR

Justin Dobbie

Legal Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mr. Justin Dobbie
Legal Branch Chief

Re:	LiveXLive Media, Inc.
Registration Statement on Form S-1
Filed May 11, 2017, as amended
File No. 333-217893

Dear Mr. Dobbie:

Reference is made to our letter to you dated October 18, 2017, in which we joined in the request of LiveXLive Media, Inc. to accelerate the effective date of the above-referenced Registration Statement to 4:15 p.m. Washington, D.C. time on October 19, 2017, or as soon thereafter as practicable. We hereby withdraw our request for acceleration of the effective date.

* * *

[signature page follows]

Very truly yours,

BMO Capital Markets Corp.
As Representative of the Several Underwriters

BMO CAPITAL MARKETS CORP.

By:	/s/ David Geiman
Name: David Geiman
Title: Vice President